MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

February 28, 2005

          The following should be read in conjunction with our audited consolidated financial statements and the notes included thereto. Our audited consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation to U.S. GAAP is presented in note 17 of our audited consolidated financial statements included herein. Effective December 31, 2003, we changed our fiscal year end from November 30 to December 31. As a result, this discussion and analysis includes comparison of the financial results for the year ended December 31, 2004 (“fiscal 2004”) to those for the thirteen months ended December 31, 2003 (“fiscal 2003”). The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to our company, including our 2004 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

Overview

          We are a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias and congestive heart failure.

          Atrial fibrillation is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. We have announced positive top-line Phase III results for our intravenous formulation of RSD1235, or RSD1235 (iv), our lead product candidate for the acute conversion of atrial fibrillation, and are currently conducting two additional Phase III trials in conjunction with Fujisawa Healthcare, Inc., or Fujisawa, our collaborative partner. We are also developing an oral formulation of RSD1235, or RSD1235 (oral), as maintenance therapy for the long-term treatment of atrial fibrillation and intend to initiate a Phase II clinical trial in the second half of 2005.

          Congestive heart failure is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. We have recently completed enrollment in a Phase II trial of oral Oxypurinol in 405 patients with congestive heart failure.

          The following table summarizes current and recently completed clinical studies of each of our research and development projects:

Project	Stage of Development	Current Status

RSD1235 (iv)	1(st) Phase III Clinical Trial (ACT 1)	Trial completed and top-line results released in
December 2004 and February 2005
	2(nd) Phase III Clinical Trial (ACT 2)	Trial initiated in March 2004
	3(rd) Phase III Clinical Trial (ACT 3)	Trial initiated in July 2004
RSD1235(oral)	Phase I — Formulation Evaluation Study	Interim results released in November 2004 and
controlled release formulation selected
	Phase I — Food Effect Study	Trial completed in January 2005
Oxypurinol CHF	Phase II Clinical Trial — (OPT-CHF)	Patient recruitment completed in December 2004
	Phase II Proof of Concept Trial — IV (Exotic EF)	Interim results announced in September 2004
	Phase II Proof of Concept Trial — (LaPlata)	Interim results announced in September 2004

Corporate Development

          We accomplished several significant milestones during fiscal 2004:

•
We recently completed and announced the top-line results from ACT 1, the first Phase III clinical trial of RSD1235 (iv) for the treatment of recent-onset atrial fibrillation. This blinded, placebo-controlled study will be used to support the application for regulatory approval of RSD1235 (iv) in the U.S. and Canada. Top-line data from the study showed that 52% of recent-onset atrial fibrillation patients who received RSD1235 (iv) converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.001).

•
We initiated ACT 2, the second Phase III clinical trial of RSD1235 (iv) for the treatment of atrial fibrillation. ACT 2 will enroll approximately 210 patients and will focus on the treatment of patients with transient atrial fibrillation occurring after coronary artery bypass graft (CABG) or valve replacement surgery. ACT 2 is intended to support the safety dossier attached to the RSD1235 (iv) new drug application, or NDA, and may also form the basis for expanding the application of RSD1235 (iv) into the treatment of post-operative atrial fibrillation.

•
Fujisawa initiated ACT 3, the third Phase III clinical trial of RSD1235 (iv) for the treatment of atrial fibrillation. This blinded, placebo-controlled study will also be used to support the new drug application or NDA, application for RSD1235 (iv). ACT 3 will enroll approximately 240 patients and measures the safety and efficacy of RSD1235 in recent-onset atrial fibrillation patients.

•
We completed formulation work on a controlled-release formulation of RSD1235 (oral). This formulation was then advanced into Phase I single-dose safety and pharmacokinetic studies in healthy volunteers. Further Phase I studies will be undertaken as preparation for a Phase II proof-of-concept efficacy study in atrial fibrillation patients.

•
We completed patient enrolment in OPT-CHF, a Phase II clinical study measuring the safety and efficacy of the oral application of Oxypurinol in moderate to severe symptomatic congestive heart failure patients. This blinded, placebo-controlled study will measure the clinical symptom impact of six months of dosing of Oxypurinol on 405 congestive heart failure patients.

•
We completed two investigator-sponsored proof of concept trials which both measured the impact of Oxypurinol on the cardiac output of congestive heart failure patients. The 20 patient open-label (no placebo control) EXOTIC-EF study showed that a single IV dose of Oxypurinol appeared to increase cardiac output. The 60 patient, blinded, placebo-controlled LaPlata study showed that 28 days of orally dosed Oxypurinol appeared to have a similar effect.

•	We succeeded in listing our common shares on the Nasdaq National Market. This move was intended to broaden our shareholder base by making it easier for U.S.—based investors to trade our common shares.

•
We completed a sale of $4 million of our common shares to Fujisawa at a 25% premium to the average closing price of our common shares on the Toronto Stock Exchange over the preceding 30 calendar-day period.

Critical Accounting Policies and Significant Estimates

          Our consolidated financial statements are prepared in accordance with Canadian GAAP. A reconciliation of amounts presented in accordance with U.S. GAAP is described in note 17 to the audited consolidated financial statements for the year ended December 31, 2004. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas requiring significant estimates include the assessment of net recoverable value and amortization of technology licenses and patents, determination of accrued liabilities, recognition of revenue, and stock-based compensation.

          The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results include the following:

•	intangible assets;
•	accrued liabilities and clinical trial expenses;
•	revenue recognition;
•	research and development costs; and
•	stock-based compensation.

Intangible Assets

          Intangible assets are comprised of purchased technology licenses and patent costs. Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies. We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations. We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, exceeds the carrying value of the underlying technology, the excess amount is charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.

Accrued Liabilities and Clinical Trial Expenses

          We have entered into service agreements with various contract research organizations, investigators and other vendors that provide resources, services and expertise that complement our efforts in developing our drug candidates. These agreements may be in force over a number of fiscal years or accounting periods. Since payments under these agreements may not coincide with the period in which the services are rendered, judgment is required in estimating the amount of clinical trial expense to be recorded in each accounting period. Judgment and estimates are also involved in determining the amount of expenditures that are contractually committed under the various agreements. We consider the following factors in estimating the amount of clinical trial expense for an accounting period: the level of patient enrollment; the level of services provided and goods delivered; and the proportion of the overall contracted time that elapsed during the accounting period. In making these assessments, we monitor patient enrollment levels and related activities at a given point in time through internal reviews, correspondence and discussions with contractors and review of contractual terms. We may sometimes rely on the information provided by our contractors. A significant change in the above factors and the accuracy of information provided by our contractors may alter our estimate of our clinical trial expenditure for the accounting period and accrued liabilities as of the end of the accounting period. This could have a material impact on our results of operations and liabilities.

Revenue Recognition

          Revenue to date has primarily been derived from research collaborative fees and licensing fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements and related reimbursement of expenses. Non-refundable research collaborative fees are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement, provided collectibility is reasonably assured. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in estimating the period of our on-going involvement could have a material impact on our results of operations.

Research and Development Costs

          Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred.

Stock-based Compensation and other Stock-based Payments

          Effective December 1, 2002, we have elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants, or CICA, in new section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized using a fair value based method.

          The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model and is amortized over the vesting terms of options which is generally four to five years from grant. Prior to the adoption of this standard, no compensation expense was recognized for stock options issued. The change in this accounting policy did not result in any adjustment to our opening deficit balance on December 1, 2002. For fiscal 2004 and 2003 respectively, we recorded approximately $3.1 million and $2.1 million of stock-based compensation for stock options granted after December 1, 2002, to employees and non-employees.

          The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option, the expected volatility at the time of the options are granted, and the fair value of our stock at the date of grant of the stock options. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations.

Results of Operations

          We changed our year end to December 31 effective December 31, 2003. Our transition year was the thirteen month period ended December 31, 2003.

          For the year ended December 31, 2004, or fiscal 2004, we recorded a net loss of $27.8 million ($0.71 per common share) compared to a net loss of $19.9 million ($0.63 per common share) and $14.0 million ($0.60 per common share) for the thirteen months ended December 31, 2003, or fiscal 2003, and for the year ended November 30, 2002, or fiscal 2002, respectively. Since our formation in 1986, we have incurred a cumulative deficit of $92.1 million. The increase in net loss for fiscal 2004, as compared to fiscal 2003, was largely due to our expanded clinical development activities during fiscal 2003 and the write-down of intangible assets associated with Oxypurinol for the treatment of gout. However, this was partially offset by the increase in licensing fees and research collaborative fees as described below. Our results of operations were in line with management’s expectations.

          We expect losses to continue for at least two fiscal years as we invest in our product research and development, including clinical trials and regulatory compliance.

Revenues

          Total revenue increased to $26.4 million in fiscal 2004 from $6.0 million in fiscal 2003. The total revenue in fiscal 2004 was comprised of $12.6 million for licensing fees and $13.8 million for research collaborative fees, as compared to $1.3 million for licensing fees and $4.7 million for research collaborative fees for fiscal 2003.

          Licensing fees represent the amortization of deferred revenue related to upfront payments from our collaborative partners. The increase in licensing fees in fiscal 2004, as compared to those in fiscal 2003, was primarily due to the recognition of the remaining $0.9 million of unamortized deferred revenue related to the upfront payment from our collaborative partner, UCB Farchim S.A., as compared to $0.5 million for fiscal 2003, the increased amortization of deferred revenue, related to the upfront payment and the premium on equity investment from Fujisawa, of $4.5 million, as compared to $0.8 million for fiscal 2003, and the milestone payment for the successful completion of the first Phase III clinical trial of $7.2 million, as compared to $0 for fiscal 2003, respectively.

          The increase in research collaborative fees in fiscal 2004, was mainly attributable to the increased research and development cost recovery of $11.7 million, as compared to $3.2 million for fiscal 2003 and the increased project management fees of $1.9 million in fiscal 2004, as compared to $0.6 million for fiscal 2003. This was offset by the declined research service fees of $0.2 million from UCB Farchim S.A. in fiscal 2004, as compared to $0.9 million for fiscal 2003.

          We expect to continue recognizing as revenue the amortization of deferred revenue related to the upfront payment and the premium on equity investment from Fujisawa. We will continue to receive project management fees and development cost reimbursements from Fujisawa.

Research and Development Expenditures

          Research and development expenditures were $38.7 million for fiscal 2004, as compared to $16.9 million for fiscal 2003, respectively.

          The increase of $21.8 million in research and development expenditures in fiscal 2004, as compared to those incurred in fiscal 2003, was primarily due to the expanded clinical development activities in 2004, with commencement, continuation or completion of three Phase III studies of RSD1235 (iv) (ACT 1, ACT 2, and ACT 3), one Phase II regulatory study (OPT-CHF), two Phase II proof-of-concept studies (EXOTIC-EF, LaPlata) of Oxypurinol, and two Phase I studies of RSD1235 (oral). Stock-based compensation of $1.2 million in 2004, as compared to $0.6 million in fiscal 2003, also contributed to the increased research and development costs.

          The following provides a description of major clinical trial(s) and research and development expenditure for each of our projects:

RSD1235 (iv)

          During fiscal 2004, we completed the first Phase III clinical study of RSD1235 (iv) applied to recent-onset atrial fibrillation, and initiated two additional Phase III studies, ACT 2 and ACT 3.

The ACT 1 Study

          In August 2003, we initiated ACT 1, our first Phase III clinical trial of active atrial fibrillation, and finished its patient enrollment in October 2004. The study looked at three sub-groups of patients, including 237 patients with recent-onset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and 60 patients with atrial flutter. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was initiated in August 2003, and was carried out in 45 centers in the U.S., Canada and Scandinavia.

          In December 2004 and February 2005, we announced top-line results for ACT 1. We anticipate a full trial report will be presented in May 2005 at the Heart Rhythm Society Meetings in New Orleans. The study showed that of the 237 patients with recent-onset atrial fibrillation, 52% of those receiving RSD1235 (iv) converted to normal heart rhythm, as compared to 4% of placebo patients (p0.001) . In those recent-onset atrial fibrillation patients dosed with RSD1235 (iv) who converted to normal heart rhythm, the median time to conversion was 11 minutes from the initiation of dosing. Of the 75 patients who converted to normal heart rhythm within 90 minutes of the initiation of dosing, 74 (99%) of them remained in normal rhythm for at least 24 hours. In the longer-term atrial fibrillation population, 8% of patients who were dosed with RSD1235 (iv) had their atrial fibrillation converted, as compared to 0% of placebo patients, a difference which was not statistically significant.

          The top-line ACT 1 study data suggests that RSD1235 (iv) is also well-tolerated in the target patient population. In the 30 day interval following drug administration to these recent-onset patients, serious adverse events occurred in 18% of placebo patients and 13% of drug group patients. Potentially drug-related serious adverse events occurred in 0% of placebo patients and 1.4% of patients receiving RSD1235 (iv). There were no cases of drug-related Torsades de Pointes, a well-characterized arrhythmia which is an occasional side effect of many current anti-arrhythmia drugs. No patients needed to discontinue ACT 1 due to study drug, and there were no deaths attributed to RSD1235 (iv).

          RSD1235 (iv) appears to be ineffective in converting atrial flutter patients to normal heart rhythms. Only one of 39 patients dosed with RSD1235 (iv) converted to normal heart rhythm, while 0 of 15 placebo patients converted to normal heart rhythm. In the 30 day interval following treatment administration, serious adverse events occurred in 27% of placebo patients and 18% of drug group patients. Potentially serious adverse drug-related events occurred in zero placebo patients and in two patients receiving RSD1235 (iv).

The ACT 2 Study

          The ACT 2 study, initiated in March of 2004, will enroll approximately 210 patients and will evaluate the efficacy and safety of RSD1235 (iv) in the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. The primary endpoint in this study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 3 Study

          Our collaborative partner, Fujisawa initiated the ACT 3 study in July 2004. ACT 3 will enroll approximately 240 patients. Two groups of patients will be enrolled. The primary endpoint will be based on 160 patients with recent-onset atrial fibrillation or atrial flutter (in atrial fibrillation or atrial flutter longer than three hours but less than seven days). The study will also measure the safety and efficacy of RSD1235 (iv) in 80 longer-term atrial fibrillation patients (in atrial fibrillation more than seven days but less than 45 days).

          As the project advanced from Phase II clinical testing in a single study in fiscal 2002 to Phase III clinical testing in three concurrent studies in fiscal 2004, our expenditures for this project increased substantially. Total research and development for this project was $21.3 million for fiscal 2004, as compared to $7.5 million and $6.3 million for fiscal 2003 and fiscal 2002, respectively. Also included in the increased expenditures in fiscal 2004 were the costs associated with the manufacturing of stability batches of RSD1235 and clinical drug supplies. These stability batches will generate manufacturing data required for our potential NDA in 2005. In accordance with our collaboration and license agreement with Fujisawa, overall RSD1235 (iv) expense recoveries of $11.7 million were recorded as research collaborative fees for fiscal 2004, as compared to $3.2 million for fiscal 2003.

The RSD1235 Oral Project

          Following a proof of concept trial suggesting RSD1235 has oral bioavailability, with approximately 70% of the orally administrated RSD1235 found in the blood stream of the healthy volunteers who ingested the drug, we started our formulation work and pre-clinical toxicology testing in 2003. We completed our oral formulation work and began testing of our formulations in healthy volunteers in fiscal 2004. We also continued to conduct pre-clinical toxicology testing on RSD1235 (oral) in fiscal 2004.

          In September 2004, we initiated dosing of RSD1235 (oral) in 12 healthy volunteers in a Phase I formulation evaluation study in Europe. This study was an open-label, cross-over evaluation of two sustained release formulations of RSD1235 (oral) in comparison to an immediate release formulation of RSD1235 (oral). Based on the successful completion of the study in November 2004, we have chosen a controlled-release formulation for further clinical development.

          In November 2004, we initiated a food effect study. The objective of the study is to further evaluate the effect of food on the absorption of our controlled release formulation of RSD1235 in patients under both fed and fasted conditions.

          Total expenditure for the RSD1235 (oral) project increased to $5.1 million for fiscal 2004, as compared to $0.4 million for fiscal 2003. The increase was the result of the increased operational activities associated with the formulation work, manufacture of drug supplies, the initiation of Phase I clinical trials and pre-clinical toxicology testing work in fiscal 2004. An important part of the increased expenditures in fiscal 2004 were costs associated with the manufacturing of drug supplies for ongoing and future clinical trials.

Oxypurinol for Congestive Heart Failure Project

          During fiscal 2004, patient recruitment was completed for three clinical studies applying Oxypurinol to the treatment of congestive heart failure which were initiated in fiscal 2003: the OPT-CHF study, the EXOTIC-EF study, and the LaPlata study.

The OPT-CHF Study

          OPT-CHF which was initiated in March 2003 finished its patient recruitment on December 22, 2004. The placebo-controlled study investigates the impact of 24 weeks of daily oral dosing of Oxypurinol (600 mg/day) on the clinical outcomes of an expected 405 moderate to severe symptomatic heart failure.

          The study enrolled New York Heart Association class III and IV patients with ejection fractions less than or equal to 40%. All randomized patients have experienced at least one hospitalization or emergency room visit for heart failure in the previous 18 months, or had a new heart failure medication added to their drug regimen due to lack of medical stability.

          The primary end point of the study is a composite that assigns all patients to one of three categories: improved, unchanged or worsened. Improvement consists of improvement in New York Heart Association class or improvement in patient global heart failure assessment. Worsening includes death, re-hospitalization or emergency clinic visit, requirement for acute change in medication, and other factors. We have completed patient recruitment and expect to report the results in the third quarter of 2005. If successful, we may initiate a Phase III clinical trial in 2006.

The EXOTIC-EF Study

          In September 2004, we announced positive interim results for an investigator-sponsored study, EXOTIC-EF. This open-label study, which was conducted in Europe, evaluated intravenous dosing of Oxypurinol in 20 catheterized congestive heart failure patients. The endpoints of this study were left-ventricle ejection fraction and cardiac oxygen consumption. The reported data covered all 14 patients dosed to date. Oxypurinol administration resulted in an average absolute increase of 3.6% (p0.0032) in left-ventricle ejection fraction at 5.5 hours post-dosing relative to pre-dosing. This represents a 19.8% relative increase in average ejection fraction.

The LaPlata Study

          This investigator-sponsored randomized, double-blinded, placebo controlled trial involved 28 days of oral dosing of Oxypurinol in Congestive Heart Failure patients with left-ventricle ejection fraction equal to less than 40% and class II-III congestive heart failure as rated by the New York Heart Association classification system. The trial enrolled a total of 60 patients, of whom 47 met the entry criteria. The remaining 13 patients enrolled had left ventricle ejection fraction exceeding 40%, as measured by blinded reading of echocardiograms upon completion of the study.

          Following 28 days of oral daily dosing (600 mg/day), left-ventricle ejection fraction increased by 6.8% (p=0.017) relative to placebo in the 47 patients who met the prospectively-defined entry criteria. The 6.8% average absolute improvement over placebo represented an average relative increase in cardiac output of 22.6% for the patients receiving Oxypurinol. Improvement in the six minute walk was seen in both treatment groups. However, no statistically significant difference between the two groups was observed. No safety concerns were noted. These final results were announced on February 11, 2005.

          As we advanced this project from pre-clinical stage, when the project was acquired by us in fiscal 2002 to a Phase II clinical stage in fiscal 2004, our expenditure for this project increased substantially. Research and development expenditure for this project increased to $8.6 million for fiscal 2004, as compared to $3.3 million for fiscal 2003.

Oxypurinol for Gout

          Pursuant to our license from Genzyme, in May 2002 we exercised our option to acquire the rights to clinical trial data for Oxypurinol in the treatment of allopurinol intolerant gout. Genzyme completed a pivotal, open-label Phase II/III clinical study for the treatment of patients with symptomatic gout who are intolerant to allopurinol prior to our acquisition of this technology. In December 2003, we submitted a NDA to the U.S. Food and Drug Administration, or FDA, for Oxypurinol for the treatment of allopurinol intolerant gout patients. In June 2004, we received an “approvable” letter from the FDA stating that prior to final marketing approval, the FDA requires additional clinical and manufacturing data from us. We have stopped pursuing the allopurinol intolerant gout indication for Oxypurinol for the foreseeable future in order to maintain our focus on our cardiovascular assets.

          As a result of the above decision, we have taken non-cash write-downs totaling $7.1 million, net of future income tax recovery, to the intangible assets related to this project in September 2004. The write-downs include write-down of intangible assets and future tax liability, which arose from our acquisition of Cardiome, Inc. (formerly Paralex, Inc.) by issuance of our common shares in March 2002. The write-downs of intangible assets and future tax liability were $11.3 million and $4.5 million, respectively. In addition, we wrote down the carrying value of a license (cash payment in May 2002) by $0.2 million.

          Our expenditure for this project was $3.2 million for fiscal 2004, as compared to $4.4 million and $0.8 million for fiscal 2003 and fiscal 2002, respectively. The decrease in expenditure for fiscal 2004, as compared to those incurred in fiscal 2003, was due to the decision to discontinue the program indefinitely.

Other Pre-Clinical Projects

          During fiscal 2004, we also continued certain pre-clinical studies to support various intellectual property protection and business development activities. The total expenditures for these activities were $0.5 million for fiscal 2004, as compared to $1.3 million and $0.4 million for fiscal 2003 and fiscal 2002, respectively.

          We expect the research and development expenditures for the year ending December 31, 2005, or fiscal 2005, to be higher than those incurred in fiscal 2004. A significant portion of the research and development expenditures will be incurred in the following activities:

•	RSD1235 Intravenous Project — we expect to complete both ACT 2 and ACT 3 in fiscal 2005 and to begin our preparation work for an NDA for this project;

•
RSD1235 Oral Project — we expect to complete at least one additional Phase I clinical study in Europe  and initiate a Phase II clinical proof-of-concept study in atrial fibrillation patients in North America and Europe in fiscal 2005; and

•	Oxypurinol for Congestive Heart Failure Project — we expect to release final results for the OPT-CHF, EXOTIC-EF and the LaPlata studies in fiscal 2005.

General and Administration Expenditures

          General and administration expenditures for fiscal 2004 were $7.3 million as compared to $5.6 million and $3.8 million for fiscal 2003 and fiscal 2002, respectively.

          The increase of $1.7 million in general and administration expenditures in fiscal 2004, as compared to those incurred in fiscal 2003, was largely attributable to the increase of $310,000 in consulting and professional fees, the increase of $635,000 in wages and benefits (including stock-based compensation for administrative and executive personnel), listing fees for The Nasdaq National Market of $150,000, and increase of $572,000 in other expenditures to support our expanded operational activities.

Amortization

          Amortization was $5.1 million for the year ended December 31, 2004, as compared to $6.0 million and $4.4 million for fiscal 2003 and fiscal 2002, respectively. The decrease in amortization for fiscal 2004 was attributable to the reduced net book value of our intangible and other assets, after the write-down of intangible assets associated with the Oxypurinol gout program in September 2004. The decrease in amortization in fiscal 2004 was also due to the additional amortization taken for the transition year (thirteen month period) in fiscal 2003.

Write-down of Intangible Assets

          We recorded a total write-down of intangible assets of $11.5 million in fiscal 2004, as compared to $0 for the same fiscal period in 2003. The write-down was a result of our decision on the Oxypurinol gout program as described above.

Other Income (Expenses)

          Interest and other income was $0.7 million for fiscal 2004, as compared to $0.6 million for fiscal 2003. The increase for the current year was due to the higher average balance of cash and short-term investment balances.

          A net foreign exchange loss of $1.1 million was recorded for the year ended December 31, 2004, as compared to a net foreign exchange loss of $46,783 and a net foreign exchange gain of $73,416 for fiscal 2003 and fiscal 2002, respectively. The net foreign exchange loss for the current year was mainly the result of the strengthening Canadian dollar in comparison to the U.S. dollar on our U.S. dollar denominated investment portfolio, foreign currency receivables and foreign currency payables. We are exposed to market risk related to currency exchange rates in the U.S. and Europe because the majority of our clinical development expenditures are incurred in U.S. dollars and Euros. Some of these risks are offset by the reimbursements from Fujisawa in U.S. dollars.

Future Income Tax Recovery

          Future income tax recovery was $8.8 million for fiscal 2004, as compared to $2.1 million for fiscal 2003. The increase in the recovery for fiscal 2004, as compared to fiscal 2003, reflects the recovery of $4.5 million related to the write-down of intangible assets regarding the Oxypurinol gout project and the recognition of the tax benefits of the current year’s losses of the U.S. subsidiary of $6.5 million less other withholding tax amounts of $2.2 million.

Quarterly Financial Data

          Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
2004	December 31	September 30	June 30	March 31
	(Canadian dollars)
	(in thousands of dollars, except per share amounts)
Total revenue	$11,640	$4,505	$5,269	$4,989
Research and development expenses	8,914	9,744	12,432	7,577
General and administration expenses	2,154	1,414	2,182	1,547
Net income (loss) for the period	1,787	(14,986)	(9,841)	(4,727)
Basic net income (loss) per common share	0.05	(0.38)	(0.25)	(0.13)
Diluted net income (loss) per common share	0.04	(0.38)	(0.25)	(0.13)

	Four Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
2003	December 31	August 31	May 31	February 28
	(Canadian dollars)
	(in thousands of dollars, except per share amounts)
Total revenue	$4,925	$359	$363	$400
Research and development expenses	7,761	3,456	2,507	3,204
General and administration expenses	2,030	1,174	1,408	1,019
Net loss for the period	(5,853)	(5,058)	(4,376)	(4,579)
Basic and diluted loss per common share	(0.16)	(0.16)	(0.15)	(0.16)

          Total revenue relate to our licensing and research collaborative revenues. The significant increase in revenue since the quarter ended August 31, 2003 is primarily related to our license and research collaborative agreement with Fujisawa. The primary factor affecting the losses in the various quarters is the number and stage of our clinical development programs as well as the adoption of our accounting policy with respect to recognizing as an expense the fair value of stock options since December 1, 2002. In addition, the substantial increase in loss for the quarter ended September 30, 2004 is due to the write-down of technology and licenses with respect to our decision on Oxypurinol gout project as described earlier.

          For the quarter ended December 31, 2004, or Q4-2004, the significant increase in revenue, when compared with the four months ended December 31, 2003, or Q3-2003, was due to the milestone payment for the successful completion of the 1st Phase 3 clinical trial of $7.2 million. The increase in research and development expenditures for Q4-2004, as compared with Q4-2003, was due to the expanded research and development activities. The level of general and administrative expenditures for Q4-2004, was comparable to the amount recorded for Q4-2003. The increase in the tax recovery was the result of the recognition of the tax benefits of the current year’s losses of the U.S. subsidiary less other withholding tax amounts.

Selected Consolidated Financial Information

          The following table sets forth consolidated financial data for our last three fiscal periods:

	Fiscal Periods Ended
	December 31, 2004	December 31, 2003	November 30, 2002
		(1)
	$	$	$
	(in thousands of dollars, except earnings per share)
Revenue	26,403	6,047	1,768
Net loss	(27,767)	(19,866)	(14,030)
Basic and diluted loss
per common share	(0.71)	(0.63)	(0.60)
Total assets	68,326	92,124	67,802
Long-term obligation (2)	233	34	61

(1)
On December 31, 2003, we changed our fiscal year end from November 30 to December 31. As such, the data in this column reflects a 13 month period. In addition, we elected to prospectively adopt the recommendations of the C.I.C.A. new Handbook section 3870, Stock-based Compensation and other Stock-based Payments, effective December 1, 2002. This standard requires that all stock-based awards be measured and recognized using a fair value based method. For the thirteen months ended December 31, 2003, we recorded $1,991,865 and $67,188 of stock-based compensation for the stock options granted after December 1, 2002, to employees and non-employees, respectively. The increase in revenues and net loss since November 30, 2002 reflects our expanded clinical development activities and our partnering agreement with Fujisawa.

(2)	Amounts represent capital lease obligations and repayable tenant inducement advances.

(3)	We have not declared any cash dividends since inception.

Liquidity and Capital Resources

Sources and Uses of Cash

          Our operational activities for the year ended December 31, 2004 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative and licensing fees collected from our partners, Fujisawa and UCB Farchim S.A., and the cash received from the exercise of share purchase warrants and options. During the year ended December 31, 2004, cash provided by financing activities was mainly the proceeds of $7.5 million received from the issuance of our common shares upon exercise of share purchase warrants and options and the proceeds of $4.1 million received from the sale of our common shares to Fujisawa. During the thirteen months ended December 31, 2003, cash provided by financing activities primarily consisted of the proceeds of $28.5 million received from issuance of our common shares pursuant to the two financings completed in fiscal 2003 and the proceeds of $2.6 million received from the issuance of our common shares upon exercise of share purchase warrants and options.

          Cash used in operating activities for the year ended December 31, 2004 was $29.7 million, as compared to $5.8 million for the thirteen months ended December 31, 2003. The increase was primarily due to the increase in the loss for the current year resulting from the substantial increase of clinical operational activities and the net change in non-cash working capital items primarily relating to accounts receivable and deferred revenue.

          Cash provided by investing activities for the year ended December 31, 2004 was $11.9 million, as compared to $12.7 million of cash used in investing activities for the thirteen months period ended December 31, 2003. The increase in cash provided by investing activities was mainly due to the increase of $26.2 million net sale of short-term investments; this was offset by the increase of $2.4 million purchases of capital assets. The increase in purchases of capital assets for fiscal 2004 compared to fiscal 2003 was due to the construction cost associated with our new facility. Approximately 60% of these construction costs were recovered from our landlord through a leasehold inducement program.

          At December 31, 2004, we had working capital of $26.8 million, as compared to $40.5 million at December 31, 2003. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $24.4 million at December 31, 2004, as compared to $44.6 million at December 31, 2003.

          As of December 31, 2004 and in the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed.

	Payment Due by Period

	Total	2005	2006—2007	2008—2009	Thereafter
	(in thousands of Canadian dollars)
Capital lease obligations(1)	$7	$7	$0	$0	$0
Other long-term obligation	226	16	37	45	128
Operating lease obligations	2,998	256	559	683	1,500
Commitments for clinical
research agreements(2)	6,522	6,522	0	0	0
Commitments under license
agreement(3)	601	48	192	241	120
					per annum
Total	$10,354	$6,849	$788	$969	$1,748
_________
(1)	Includes interest portion.

(2)
The total commitment of $6.5 million reflects $2.1 million of commitments that are non-cancelable and $4.4 million of commitments that are cancelable should we decide to discontinue the related clinical research work.

(3)
As of December 31, 2004, pursuant to four license and service agreements, we have various commitments as described in Note 12(d) of the annual consolidated financial statements for the year ended December 31, 2004. The majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Note 12(d)(iii), converted from Canadian dollars to U.S. dollars at the closing exchange rate on December 31, 2004 of 0.8319.

Outstanding Share Capital

          As at February 25, 2005 there were 41,010,750 common shares issued and outstanding, 4,866,493 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.12 per share, 303,166 common shares reserved for future grant or issuance under our stock option plan and 176,500 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $4.10 per share.

Related Party Transactions

          During fiscal 2004, we incurred $78,000 of consulting fees for regulatory services provided with respect to the Oxypurinol gout project to one of our directors on ordinary commercial terms.

          Included in accounts payable and accrued liabilities at December 31, 2004 is $55,000 (December 31, 2003 — $0) owing to a law firm where our current Corporate Secretary is a partner. The amount was charged at normal trade terms. Since his appointment as our Corporate Secretary in May 2004, we have incurred approximately $194,000 of legal fees for services provided by the law firm for fiscal 2004.

Off-Balance Sheet Arrangements

          We have no off-balance sheet arrangements.

Financial Instruments and Risks

          We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow.

          We believe that our current cash position, together with the anticipated proceeds from this offering and the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for at least the next two years. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.